SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G

                 INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)



                             HALSEY DRUG CO., INC.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                     406369

                                 (CUSIP Number)

                               ------------------


         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).





                               Page 1 of 16 Pages
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406369                        13G               Page  2  of  16  Pages


     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                        The Chase Manhattan Corporation

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

     3         SEC USE ONLY

     4         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

            NUMBER OF                    5         SOLE VOTING POWER
             SHARES                                                     257,261
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
           PERSON WITH
                                         6         SHARED VOTING POWER

                                                                    0

                                         7         SOLE DISPOSITIVE POWER
                                                              257,261

                                         8         SHARED DISPOSITIVE POWER
                                                                    0

     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    257,261

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      3.1%

     12        TYPE OF REPORTING PERSON*
                                       HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 406369                        13G               Page  3  of  16  Pages


     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              The Bank of New York

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

     3         SEC USE ONLY

     4         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

            NUMBER OF                    5         SOLE VOTING POWER
             SHARES                                           171,507
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
           PERSON WITH

                                         6         SHARED VOTING POWER
                                                                    0

                                         7         SOLE DISPOSITIVE POWER
                                                              171,507

                                         8         SHARED DISPOSITIVE POWER
                                                                    0

     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    171,507

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      2.1%

     12        TYPE OF REPORTING PERSON*
                                       BK

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 406369                  13G                     Page  4  of  16  Pages



     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                        Israel Discount Bank of New York

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                        (b)  [X]

     3         SEC USE ONLY

     4         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

            NUMBER OF                    5         SOLE VOTING POWER
             SHARES                                           171,507
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
           PERSON WITH

                                         6         SHARED VOTING POWER
                                                                    0

                                         7         SOLE DISPOSITIVE POWER
                                                              171,507

                                         8         SHARED DISPOSITIVE POWER
                                                                    0

     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    171,507

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      2.1%

     12        TYPE OF REPORTING PERSON*
                                       BK


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page  5  of  16  Pages



Item 1(a).        Name of Issuer:

                  Halsey Drug Co., Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1827 Pacific Street; Brooklyn, NY  11233

Item 2(a).        Name of Person Filing:

                  The Chase Manhattan Corporation

                  Name of Person Filing:

                  The Chase Manhattan Bank, N.A.

                  Name of Person Filing:

                  The Bank of New York

                  Name of Person Filing:

                  Israel Discount Bank of New York

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  One Chase Manhattan Plaza; New York, NY  10081

                  Address of Principal Business Office or, if None, Residence:

                  One Chase Manhattan Plaza; New York, NY  10081

                  Address of Principal Business Office or, if None, Residence:

                  One Wall Street; New York, NY 10286

                  Address of Principal Business Office or, if None, Residence:

                  511 Fifth Avenue; New York, NY  10017

Item 2(c).        Citizenship:

                                                          Page  6  of  16  Pages



                  Delaware (The Chase Manhattan Corporation)

                  Citizenship:

                  United States of America (The Chase Manhattan Bank, N.A.)

                  Citizenship:

                  New York (The Bank of New York)

                  Citizenship:

                  New York (Israel Discount Bank of New York)

Item 2(d).        Title of Class of Securities:

                  Common Stock (warrants to purchase)

Item 2(e).        CUSIP Number:

                  406369

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a) [ ] Broker or dealer registered under Section 15 of the Act,

  (b) [X] Bank as defined in Section 3(a)(6) of the Act,

  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

  (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

  (g) [X] Parent Holding Company, in accordance with Rule  13d-1(b)(ii)(G);  see
          Item 7,

                                                          Page  7  of  16  Pages


  (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                          Page  8  of  16  Pages


Item 4.  Ownership.

         As set forth in Item 8, the persons filing have received warrants to purchase shares of common stock of Halsey Drug Co., Inc. (the "Issuer"). The percentage of the class of shares of common stock of the Issuer that would be owned, assuming exercise of the warrants, as of December 31, 1994, was less than five percent for each of the three persons filing. The aggregate percentage of all three persons (which persons disclaim that they are a group) exceeds five percent, as set forth below.

         THE CHASE MANHATTAN CORPORATION
         (THROUGH ITS SUBSIDIARY THE CHASE MANHATTAN BANK, N.A.)

       (a)     Amount beneficially owned:

               257,261(2)

       (b)     Percent of class:

               3.1%(2)

       (c)     Number of shares as to which such person has:

         i)    Sole power to vote or to direct the vote 257,261(2),

        ii)    Shared power to vote or to direct the vote 0,
--------
(2) The percentage figure is based upon the number of shares of common stock said to be outstanding in the Issuer's most recent filing on Form 10-Q (7,609,537) and assumes the exercise of all warrants by each of the persons filing hereunder and the issuance of additional shares upon such exercise.

         Pursuant to the antidilution provisions contained in the warrants, the number of shares of the Issuer's common stock receivable upon exercise of the warrants increases under certain circumstances. According to information received from the Issuer's accountants, which information has not been verified by The Chase Manhattan Bank, N.A. ("Chase"), based upon such antidilution provisions and certain events occurring prior to the date hereof, the number of shares receivable upon the exercise of all of the warrants received by Chase would be approximately 272,423 shares. Based upon the number of shares of common stock said to be outstanding in the Issuer's most recent filing on Form 10-Q and assuming exercise of all warrants by each of the persons filing hereunder and the issuance of additional shares upon such exercise, 272,423 shares would constitute approximately 3.3% of the Issuer's common stock.

                                                          Page  9  of  16  Pages



       iii)    Sole power to dispose or to direct the disposition of 257,261(2),

        iv)    Shared power to dispose or to direct the disposition of 0,

       THE BANK OF NEW YORK

       (a)     Amount beneficially owned:

               171,507(3)

       (b)     Percent of class:

               2.1%3

       (c)     Number of shares as to which such person has:

         i)    Sole power to vote or to direct the vote 171,507(3)

        ii)    Shared power to vote or to direct the vote 0,

       iii)    Sole power to dispose or to direct the disposition of 171,507(3),

        iv)    Shared power to dispose or to direct the disposition of 0,

--------
(3) The percentage figure is based upon the number of shares of common stock said to be outstanding in the Issuer's most recent filing on Form 10-Q (7,609,537) and assumes the exercise of all warrants by each of the persons filing hereunder and the issuance of additional shares upon such exercise.

                  Pursuant to the antidilution provisions contained in the warrants, the number of shares of the Issuer's common stock receivable upon exercise of the warrants increases under certain circumstances. According to information received from the Issuer's accountants, which information has not been verified by The Bank of New York ("BNY"), based upon such antidilution provisions and certain events occurring prior to the date hereof, the number of shares receivable upon the exercise of all of the warrants received by BNY would be approximately 181,615 shares. Based upon the number of shares of common stock said to be outstanding in the Issuer's most recent filing on Form 10-Q and assuming exercise of all warrants by each of the persons filing hereunder and the issuance of additional shares upon such exercise 181,615 shares would constitute approximately 2.2% of the Issuer's common stock.

                                                         Page  10  of  16  Pages


         ISRAEL DISCOUNT BANK OF NEW YORK

       (a)     Amount beneficially owned:

               171,507(4)

       (b)     Percent of class:

               2.1%(4)

       (c)     Number of shares as to which such person has:

         i)    Sole power to vote or to direct the vote 171,507(4),

        ii)    Shared power to vote or to direct the vote 0,

       iii)    Sole power to dispose or to direct the disposition of 171,507(4),

        iv)    Shared power to dispose or to direct the disposition of 0,

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

--------
(4) The percentage figure is based upon the number of shares of common stock said to be outstanding in the Issuer's most recent filing on Form 10-Q (7,609,537) and assumes the exercise of all warrants by each of the persons filing hereunder and the issuance of additional shares upon such exercise.

                  Pursuant to the antidilution provisions contained in the warrants, the number of shares of the Issuer's common stock receivable upon exercise of the warrants increases under certain circumstances. According to information received from the Issuer's accountants, which information has not been verified by Israel Discount Bank of New York ("IDB"), based upon such antidilution provisions and certain events occurring prior to the date hereof, the number of shares receivable upon the exercise of all of the warrants received by IDB would be approximately 181,615 shares. Based upon the number of shares of common stock said to be outstanding in the Issuer's most recent filing on Form 10-Q and assuming exercise of all warrants by each of the persons filing hereunder and the issuance of additional shares upon such exercise 181,615 shares would constitute approximately 2.2% of the Issuer's common stock.

                                                         Page  11  of  16  Pages


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         As to The Chase Manhattan Corporation, this schedule is filed pursuant to Rule 13d- 1(b)(ii)(G). The Chase Manhattan Bank, N.A. is a wholly-owned subsidiary of The Chase Manhattan Corporation and is a bank as defined in
Section 3(a)(6) of the Act.

Item 8.  Identification and Classification of Members of the Group.

         The Chase Manhattan Corporation ("CMC") is a parent holding company and each of The Chase Manhattan Bank, N.A. ("Chase"), The Bank of New York ("BNY") and Israel Discount Bank of New York ("IDB") is a bank as defined in Section 3(a)(6) of the Act. CMC, Chase, BNY and IDB expressly disclaim that they constitute a "group" for purposes of Section 13(d) of the Act and the Rules and Regulations promulgated thereunder. Chase, BNY and IDB are parties to a Credit Agreement, dated as of December 22, 1992, among Halsey Drug Co., Inc. (the "Issuer"), Chase, BNY and IDB (such agreement, as amended from time to time, the "Credit Agreement"). In connection with various amendments to the Credit Agreement, Chase, BNY and IDB have received warrants to purchase common stock of the Issuer. Such warrants, which were received in 1994 or early 1995 (but were all dated 1994), are the basis for this filing.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

                                                         Page  12  of  16  Pages


Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above that were acquired by The Chase Manhattan Bank, N.A. were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                          SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 THE CHASE MANHATTAN CORPORATION

                                                            10/24/95
                                                  ------------------------------
                                                              (Date)

                                                        JOHN V. CAULFIELD
                                                  ------------------------------
                                                            (Signature)

                                                       John V. Caulfield V.P.
                                                  ------------------------------
                                                           (Name/Title)


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  THE CHASE MANHATTAN BANK, N.A.

                                                            10/24/95
                                                  ------------------------------
                                                              (Date)

                                                        JOHN V. CAULFIELD
                                                  ------------------------------
                                                            (Signature)

                                                      John V. Caulfield V.P.
                                                  ------------------------------
                                                           (Name/Title)

                                                         Page  13  of  16  Pages




                  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above that were acquired by The Bank of New York were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            THE BANK OF NEW YORK


                                                            10/23/95
                                                  ------------------------------
                                                              (Date)

                                                          RICHARD MAYBAUM
                                                  ------------------------------
                                                            (Signature)

                                                       Richard Maybaum A.V.P.
                                                  ------------------------------
                                                           (Name/Title)

                                                         Page  14  of  16  Pages



                  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above that were acquired by Israel Discount Bank of New York were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                          SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                ISRAEL DISCOUNT BANK OF NEW YORK


                                                        October 23, 1995
                                                  ------------------------------
                                                              (Date)

                                                         GEORGE S. DALLAL
                                                  ------------------------------
                                                            (Signature)

                                                       George S. Dallal, V.P.
                                                  ------------------------------
                                                           (Name/Title)


                                                         October 23,1995
                                                  ------------------------------
                                                              (Date)

                                                        R. DAVID KORNGRUEN
                                                  ------------------------------
                                                            (Signature)

                                                      R. David Korngruen A.V.P.
                                                  ------------------------------
                                                           (Name/Title)